SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        The United Illuminating Company
-------------------------------------------------------------------------------

                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------

                        (Title of Class of Securities)

                                    910637
-------------------------------------------------------------------------------

                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
-------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 18, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                      (Continued on the following pages)

                             (Page 1 of 13 Pages)

CUSIP No.  901637


  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David T. Chase

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/
  3   SEC USE ONLY
  4   SOURCE OF FUNDS*

      00
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                           / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

   NUMBER OF    7   SOLE VOTING POWER
    SHARES          0 shares
 BENEFICIALLY       SHARED VOTING POWER
OWNDED BY EACH  8   0 shares
  REPORTING         SOLE DISPOSITIVE POWER
    PERSON      9   0 shares
     WITH       10  SHARED DISPOSITIVE POWER
                    592,500 shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      592,500 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.2%

14    TYPE OF REPORTING PERSON*
      IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"), a Connecticut corporation whose principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506.

Item 2.   IDENTITY AND BACKGROUND

     (a)  NAME:

          David T. Chase

     (b)  RESIDENCE OR BUSINESS ADDRESS:

          D.T. Chase Enterprises, Inc.
          One Commercial Plaza
          Hartford, Connecticut 06103

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          Chairman of the Board of Directors and President
          D.T. Chase Enterprises, Inc.
          One Commercial Plaza
          Hartford, Connecticut 06103

          D.T. Chase Enterprises, Inc. ("DTCE") is a holding company for various Chase family interests.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Each of the shares of Common Stock beneficially owned by the reporting person are owned beneficially and in the name of one of (i) Rhoda L. Chase, the reporting person's wife, (ii) Cheryl A. Chase, the reporting person's daughter, (iii) Arnold L. Chase, the reporting person's son, and (iv) The Darland Trust (the "Trust"), a trust whose beneficiaries are Cheryl A. Chase and her children. Such beneficial owners are collectively referred to herein as the "Owners". The reporting person's beneficial ownership of these shares of Common Stock arises solely from the fact that he shares the power to dispose or direct the disposition of such shares of Common Stock with the Owner of such shares, as described below under Items 5 and 6. The shares were acquired for the accounts of such Owners as follows:

          Rhoda L. Chase purchased an aggregate of 252,500 shares of Common Stock in open market transactions from May 5, 1997 through September 26, 1997. Some of these transactions were effected by the reporting person for the account of the Owner. All such transactions are set fourth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $8,140,196. The funds to purchase such shares of Common Stock were personal funds of Rhoda L. Chase.

          Cheryl A. Chase purchased an aggregate of 24,000 shares of Common Stock in open market transactions from July 28, 1997 through September 25, 1997. Some of these transactions were effected by the reporting person for the account of the Owner. All such transactions are set forth on Schedule II hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $857,972. The funds to purchase such shares of Common Stock were personal funds of Cheryl A. Chase.

          Arnold L. Chase purchased an aggregate of 170,000 shares of Common Stock in open market transactions from May 6, 1997 through September 25, 1997. Some of these transactions were effected by the reporting person for the account of the Owner. All such transactions are set forth on
Schedule III hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $5,311,231. The funds to purchase such shares of Common Stock were personal funds of Arnold L. Chase.

          The trustee of the Trust (the "Trustee") purchased an aggregate of 146,000 shares of Common Stock on behalf of the Trust in open market transactions from May 6, 1997 through August 6, 1997. Such transactions were effected by the reporting person, who manages certain funds for the Trustee on behalf of the Trust. All such transactions are set forth on
Schedule IV hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $4,452,032. The funds to purchase such shares came from the reserves of the Trust.

Item 4.   PURPOSE OF TRANSACTION.

          The Owners are holding the 592,500 shares of Common Stock they own for investment purposes. Based on their ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to them, offers for their shares of Common Stock, general economic conditions and other future developments, the Owners reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Owners may decide to sell or seek the sale of all or part of their present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. They may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. The reporting person reserves the same rights and may make the same evaluations as the Owners.

          Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f) Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person beneficially owns 592,500 shares of Common Stock, representing approximately 4.2% of the 14,101,291 shares of Common Stock reported to be outstanding as of June 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the 157,500 shares of Common Stock, or 1.1% of the Common Stock outstanding as of June 30, 1997, owned by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family. American Ranger is a wholly-owned subsidiary of DTCE. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David
T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl
A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     (b) The reporting person does not have the sole or shared power to vote or direct the vote of any shares of Common Stock. The reporting person shares the power to dispose or to direct the disposition of the (i) 252,500 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase,
(ii) 24,000 shares of Common Stock owned by Cheryl A. Chase with Cheryl A. Chase, (iii) 170,000 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iv) 146,00 shares of Common Stock owned by the Trust with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford Connecticut 06117. She is not employed. Cheryl A. Chase is Vice President and General Counsel of DTCE. Arnold L. Chase is Executive Vice President of DTCE. Cheryl A. Chase and Arnold L. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. Rhoda L. Chase, Cheryl A. Chase and Arnold L. Chase are citizens of the United States of America.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, none of the Owners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Owners has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) All transactions in the Common Stock effected by the reporting person and the Owners in the past 60 days are set forth on Schedules I-IV, which are incorporated herein by reference. All such transactions were open market purchases of Common Stock.

     (d) Each of the reporting person and, with respect to the (i) 252,500 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 24,000 shares of Common Stock owned by Cheryl A. Chase, Cheryl A. Chase, (iii) 170,000 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iv) 146,00 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a General Trading Authorization for Securities and/or Options Accounts (each , a "Trading Authorization"), each of Rhoda L. Chase, Cheryl. A. Chase, Arnold L. Chase and the Trust has granted to the reporting person the power to enter orders to purchase and sell securities for the brokerage account in which such person or entity holds the Common Stock. Each Trading Authorization also confers upon the reporting person the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by each Trading Authorization remain effective until terminated by the grantor of such Trading Authorization. Some of the purchases of Common Stock to which this Schedule 13D relates were effected for the accounts of the Owners of such Common Stock by the reporting person pursuant to the powers granted by the Trading Authorizations.

          The foregoing description of the Trading Authorizations is subject to, and is qualified in its entirety by reference to, the forms of Trading Authorizations, which are filed as exhibits to this Schedule 13D.

          The reporting person manages certain funds for the Trustee on behalf of the Trust. In such capacity and pursuant to the Trading Authorization granted by the Trust, the reporting person effected the purchase of the shares of Common Stock owned by the Trust and may, in the future, effect the sale of some or all of such shares or effect the purchase of additional shares of Common Stock for the account of the Trust.

          Except as described in this Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Form of Trading Authorization granted by Rhoda L. Chase.

     (2)  Form of Trading Authorization granted by Cheryl A. Chase.

     (3)  Form of Trading Authorization granted by Arnold L. Chase.

     (4)  Form of Trading Authorization granted by the Trust.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    September 26, 1997        /s/ David T. Chase
                                    David T. Chase

                            SCHEDULE I

          Transactions in The United Illuminating Company
                  Common Stock by Rhoda L. Chase

    DATE           ACTION           PRICE          SHARES
5/5/97           Buy             25 5/8             2,000
5/7/97           Buy             26 3/8            10,000
5/7/97           Buy             26.239             5,000
5/8/97           Buy             26 3/8             3,000
5/13/97          Buy             26 3/8             9,668
5/14/97          Buy             26  1/2            6,566
5/15/97          Buy             26  1/2            1,666
5/19/97          Buy             27 3/4             5,100
5/23/97          Buy             28.000            20,000
6/20/97          Buy             29.829             5,000
7/1/97           Buy             30.729               600
7/7/97           Buy             32.098             9,400
7/14/97          Buy             32  1/2            1,500
7/15/97          Buy             32 15/16          13,500
7/23/97          Buy             33.653            10,000
7/24/97          Buy             33.489            15,000
7/28/97          Buy             34 1/8            75,000
8/21/97          Buy             35.000             8,300
8/22/97          Buy             34.993            19,200
9/18/97          Buy             36.968             4,000
9/18/97          Buy             36.800             6,000
9/25/97          Buy             36.479             5,000
9/26/97          Buy             36.946            10,000
                                 TOTAL            252,500

                            SCHEDULE II

          Transactions in The United Illuminating Company
                 Common Stock by Cheryl A. Chase


      DATE           ACTION           PRICE          SHARES
7/28/97          Buy                 34.000           5,000
8/18/97          Buy                 34.902           4,000
8/19/97          Buy                 35.000           2,500
9/18/97          Buy                 36.968           7,500
9/25/97          Buy                 36.479           5,000
                                 TOTAL               24,000

                            SCHEDULE III

           Transactions in The United Illuminating Company
                   Common Stock by Arnold L. Chase

    DATE           ACTION           PRICE          SHARES
5/6/97           Buy             26 1/4             9,000
5/7/97           Buy             26 3/8             9,000
5/7/97           Buy             26.239             6,000
5/8/97           Buy             26 3/8             3,000
5/13/97          Buy             26 3/8             9,666
5/14/97          Buy             26  1/2            6,567
5/15/97          Buy             26  1/2            1,667
5/19/97          Buy             27 3/4             5,100
5/22/97          Buy             27.976             5,000
5/23/97          Buy             28.000            10,000
6/20/97          Buy             29.829            10,000
7/1/97           Buy             30.729               600
7/7/97           Buy             32.098             9,400
7/16/97          Buy             33.986             1,750
7/16/97          Buy             33.700             4,750
7/18/97          Buy             33.935             8,500
7/24/97          Buy             33.489            10,500
7/25/97          Buy             33.737             3,500
7/28/97          Buy             34.000             2,500
7/28/97          Buy             34 1/8            16,000
7/29/97          Buy             34 1/8               100
8/1/97           Buy             34.435             4,300
8/1/97           Buy             34  1/2            2,400
8/4/97           Buy             35.025            11,400
8/5/97           Buy             34 15/16             200
8/6/97           Buy             34.992               100
8/18/97          Buy             34.902             4,000
8/19/97          Buy             35.000             2,500
9/18/97          Buy             36.968             7,500
9/25/97          Buy             36.479             5,000
                                 TOTAL            170,000

                            SCHEDULE IV

          Transactions in The United Illuminating Company
                 Common Stock by The Darland Trust


               DATE         ACTION      PRICE     SHARES
               5/6/97       Buy         26 1/4     9,000
               5/7/97       Buy         26 3/8     9,000
               5/7/97       Buy         26.239     6,000
               5/8/97       Buy         26 3/8     2,000
               5/13/97      Buy         26 3/8    10,666
               5/14/97      Buy         26  1/2    6,567
               5/15/97      Buy         26  1/2    1,667
               5/19/97      Buy         27 3/4     5,100
               5/22/97      Buy         27.976     5,000
               5/23/97      Buy         28.000    10,000
               6/20/97      Buy         29.829    10,000
               7/1/97       Buy         30.729       600
               7/7/97       Buy         32.098     9,400
               7/16/97      Buy         33.986     1,750
               7/16/97      Buy         33.700     4,750
               7/17/97      Buy         33 15/16   5,000
               7/18/97      Buy         33.935     3,500
               7/24/97      Buy         33.489    10,500
               7/25/97      Buy         33.737     3,500
               7/28/97      Buy         34 1/8    16,000
               8/1/97       Buy         34.435     4,300
               8/4/97       Buy         35.025    11,400
               8/5/97       Buy         34 15/16     200
               8/6/97       Buy         34.992       100
                                 TOTAL           146,000